SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of December, 2009

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

On December 07, 2009, Norges Bank (Central Bank of Norway), Oslo, Norway informed us pursuant to section 21 para. 1 WpHG that on 02.12.2009 the voting rights of Norges Bank (Central Bank of Norway) in AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ  exceeded the threshold of 3% and amounts to 3.03% (3050555 voting rights).

The voting rights are held by Norges Bank (Central Bank of Norway), organization number 937 884 117.

On December 8, 2009, in the name and on behalf of the state of Norway, The Royal Ministry of Finance, Oslo, Norway informed us pursuant to sec. 21 para. 1 WpHG that on 02.12.2009 the voting rights of the state of Norway in AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ exceeded the threshold of 3% and amounts to 3.03% (3050555 voting rights).

The voting rights are held by Norges Bank (Central Bank of Norway), organization number: 937 884 117. Norges Bank (Central Bank of Norway) is controlled by the state of Norway, and voting rights held by Norges Bank are to be attributed to the state of Norway pursuant sec. 22 para. 1 sent. 1 no. 1 WpHG.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	December 10, 2009	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO